1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 15, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Income Opportunity Fund
File Nos. 333-235485 and 811-22121

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on January 3, 2020 regarding the registration statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, which was filed with the SEC on December 13, 2019. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: The cover pages include a statement that the Fund “may invest up to 40% of its total assets in bank loans (including, among others, senior loans, delayed funding loans and revolving credit facilities).” If the Fund invests in covenant-lite loans, please disclose such loans here and in the Fund’s principal investment strategies disclosure. Please also disclose the risks of such loans in the “Principal Risks of the Fund” section of the prospectus.

Response: In response to the Staff’s comment, the Fund will include the following disclosure in the cover pages and elsewhere, as applicable. Subject to the Fund’s other investment guidelines, the Fund has not adopted a specific minimum or maximum limit with respect to so-called covenant-lite loans.

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PORTFOLIO CONTENTS

The Fund may invest up to 40% of its total assets in bank loans (including, among others, senior loans, delayed funding loans, covenant-lite obligations and revolving credit facilities).

. . .

“Covenant-Lite” Obligations. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

PRINCIPAL RISKS OF THE FUND

“Covenant-Lite” Obligations Risk

Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Comment 2: The disclosure in the “Principal Risks of the Fund” section of the prospectus summary comprises approximately 15 pages. Please reduce the length of this section so that it more closely conforms with traditional notions of a “summary.” See Item 3.2. of Form N-2 and the Instruction thereto.

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Response: The Fund notes that it previously reviewed the referenced disclosure and reduced its length, which was reflected in Post-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2, as filed on October 25, 2019. The Fund believes that the current level of disclosure is appropriate and complies with the requirements of Form N-2. Accordingly, the Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

Comment 3: Please confirm supplementally that the financial statements of the Fund’s Subsidiaries will be consolidated with the financial statements of the Fund.

Response: The Fund does not currently have any Subsidiaries, but anticipates that it may invest in Subsidiaries as a principal investment strategy going forward. The Fund confirms that it will consolidate the financial statements of any future Subsidiary with those of the Fund to the extent permissible by SEC rules and applicable accounting principles.

Comment 4: Please disclose that the adviser to the Subsidiaries will comply with Section 15 of the 1940 Act and applicable rules governing advisory contracts as an investment adviser to the Fund (as defined in Section 2(a)(20) of the 1940 Act).

Response: The Fund does not currently have any Subsidiaries. While the Fund respectfully disagrees with the Staff’s position, the Fund confirms that each investment adviser to any future Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15). The Fund notes that, for purposes of this response, the board of trustees of the Fund, rather than the board of directors of a Subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 with respect to the Subsidiary’s investment advisory agreement.

We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

Comment 5: Please confirm supplementally that an investment advisory agreement between the Subsidiaries and their adviser will be filed as an exhibit to the Registration Statement.

Response: The Fund does not currently have any Subsidiaries. The Fund confirms that it will file an investment advisory agreement between any future Subsidiary and its adviser as an exhibit to the Registration Statement.

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Comment 6: Please disclose the custodian of each Subsidiary.

Response: The Fund does not currently have any Subsidiaries, but will disclose the identity of the custodian to any future Subsidiary in any subsequent amendments to the Registration Statement.

Comment 7: Please disclose: (i) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from a Subsidiary is qualifying income, and (ii) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund does not currently have any Subsidiaries. Any such Subsidiaries, if created in the future, would be treated as transparent for U.S. federal income tax purposes, and the Fund discloses that “any income, gain, loss, deduction or other tax items arising in respect of a Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund.” Accordingly, for purposes of the qualifying income requirement applicable to regulated investment companies, all income realized by a Subsidiary would be treated as if it were realized directly by the Fund, and the private letter rulings to which the Staff refers are inapposite. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

Comment 8: Please supplementally confirm that (i) any management fees incurred by a Subsidiary will be included in the “Management Fees” line in the Fund’s fee table, and (ii) any other expenses incurred by a Subsidiary will be included in the “Other Expenses” line in the Fund’s fee table.

Response: The Fund does not currently have any Subsidiaries. The Fund confirms that management fees incurred by any future Subsidiary, if any, will be included in “Management Fees” and any other expenses incurred by a Subsidiary will be included in “Other Expenses” in any subsequent amendments to the Registration Statement.

Comment 9: Please confirm supplementally that (i) the Subsidiaries and their board(s) of directors will agree to inspection by the Staff of the Subsidiaries’ books and records, (ii) that such books and records will be maintained in accordance with Section 31 of the 1940 Act and (iii) the Subsidiaries and their board(s) of directors will agree to designate an agent for service of process in the United States if such Subsidiaries are organized outside of the United States.

Response: The Fund does not currently have any Subsidiaries. The Fund notes that it anticipates that it would serve as the sole member manager of any future Subsidiaries, which it expects would be organized as Delaware limited liability companies that do not have separate boards of directors. With respect to (i) and (ii), the Fund confirms that any future Subsidiaries will agree to inspection of their books and records by the Staff and the Subsidiaries will maintain such books in accordance with Section 31 of the 1940 Act. With respect to (iii), the Fund confirms that any future Subsidiary

Anu Dubey January 15, 2020 Page 5

that is organized outside of the United States will either have a third-party designated agent for service of process in the United States or that the Fund will constitute the Subsidiary’s U.S. agent for service.

Comment 10: On page 26 of the prospectus, in the first sentence of the “Temporary defensive investments” paragraph, please qualify or limit “Upon PIMCO’s recommendation” with language substantively similar to “in attempting to respond to adverse market, economic, political, or other conditions.”

Response: In response to this comment, the Fund will revise the disclosure as follows:

In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so,~~Upon PIMCO’s recommendation~~, ~~for temporary defensive purposes,~~ the Fund may, for temporary defensive purposes, deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

Comment 11: On page 25 of the prospectus, there is a statement that the Fund may invest without limit in securities of foreign (non-U.S.) issuers. Please reconcile this statement with the statement on page 28 of the prospectus that states that the Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market” countries.

Response: In response to this comment, the Fund will revise the disclosure on page 25 and make corresponding changes throughout the prospectus and statement of additional information, as applicable:

The Fund may invest without limit in securities of U.S. issuers. ~~and~~ Subject to the limit described below on investments in securities and instruments that are economically tied to “emerging market” countries, the Fund may invest without limit in securities of foreign (non-U.S.) issuers, securities traded principally outside of the United States, and securities denominated in currencies other than the U.S. dollar.

Comment 12: Please state supplementally whether the Financial Industry Regulatory Authority (“FINRA”) has accepted the distribution terms of the Fund’s offering.

Response: The Fund submitted the Registration Statement to FINRA on December 13, 2019 and received a Conditional No-Objections letter from FINRA with respect to the Registration Statement

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on December 17, 2019. The Fund anticipates that FINRA will not object to the final distribution terms of the offering upon the filing of the prospectus supplement in connection with the initial “takedown” of the Fund’s shares being registered, which will be filed after the Staff declares the Registration Statement effective.

Comment 13: The disclosure on pages 83-84 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is currently a plan to repurchase shares, or to make a tender offer, that has been approved by the Fund’s board of trustees.

Response: The Fund confirms that there currently is no specific plan to repurchase common shares, or to make a tender offer with respect to the Fund’s common shares, that has been approved by the Fund’s board of trustees.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Timothy Bekkers, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP